SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                    to

Commission file number 1-31447

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CenterPoint Energy Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CenterPoint Energy, Inc.

1111 Louisiana Street

Houston, Texas 77002

CENTERPOINT ENERGY SAVINGS PLAN

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the CenterPoint Energy Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CenterPoint Energy Savings Plan (Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 14, 2013

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS
Investments, at fair value (see Note 3)	$1,710,540,219	$1,581,059,274

Receivables:
Notes receivable from participants	40,040,033	41,234,734
Dividends and interest	368,843	803,549
Participant contributions	34,041	1,060,896
Employer contributions	—	712,856
Pending investment transactions	64,200	3,646,702

Total receivables	40,507,117	47,458,737

Total Assets	1,751,047,336	1,628,518,011

LIABILITIES
Pending investment transactions	69,337	427,347
Other	615,430	355,595

Total Liabilities	684,767	782,942

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,750,362,569	1,627,735,069

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,119,652)	(4,118,283)

NET ASSETS AVAILABLE FOR BENEFITS	$1,744,242,917	$1,623,616,786

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

Investment Income:
Net appreciation in fair value of investments (see Note 5)	$104,079,057
Dividends and interest	32,723,049

Total Investment Income	136,802,106

Interest on notes receivable from participants	1,703,192

Contributions:
Participant	53,371,775
Employer	36,058,837
Rollover	3,227,712

Total Contributions	92,658,324

Expenses:
Benefit payments	106,862,003
Administrative expenses	3,675,488

Total Expenses	110,537,491

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	120,626,131

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	1,623,616,786

END OF YEAR	$1,744,242,917

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan

The following description of the CenterPoint Energy Savings Plan (Plan) provides only general information. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any discrepancy between this summary and the Plan document, the Plan document will govern.

(a)	General

The Plan is a defined contribution plan established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2009, the Plan is a “safe harbor” 401(k) plan under the IRC, which means it is deemed to satisfy certain deferral and contribution testing requirements.

Participants include all employees of CenterPoint Energy, Inc. (Company or CenterPoint Energy) and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) employees covered by a collective bargaining agreement unless such agreement provides for participation in the Plan, (b) leased employees, (c) independent contractors or (d) non-resident aliens who receive no United States sourced income (Participants).

(b)	Contributions

Participants may contribute, on a pre-tax and after-tax basis, up to 50% and 16% of eligible compensation, respectively, not to exceed the Internal Revenue Service (IRS) compensation limit as defined in the Plan. Active Participants age 50 or over may contribute an additional pre-tax contribution not to exceed the IRS limit ($5,500 for 2012); however, the Company generally does not provide the match on such “catch-up” contributions, unless a matching contribution is required to meet the safe harbor plan provisions under the IRC. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, IRC Section 403(b) annuity plans, IRC Section 457 governmental plans or conduit Individual Retirement Accounts that have been holding a distribution from a qualified plan. Participants direct their contributions into the various eligible investment options offered by the Plan.

All new employees are automatically enrolled in the Plan to make pre-tax contributions. An employee who has been automatically enrolled is deemed to have elected to defer pre-tax contributions (Automatic Contribution). The initial pre-tax contribution is three percent of the employee’s eligible compensation on a payroll-period basis. The contribution percentage is increased by an increment of one percent on April 1 in each of the following years until it reaches six percent of compensation on a payroll-period basis.

A notice is provided to all employees who have been automatically enrolled in the Plan (Automatic Enrollment Notice). In general, an employee has 30 days after receiving the Automatic Enrollment Notice to elect not to make any pre-tax contributions or choose a different contribution percentage.

Contributions, including all related employer matching contributions, made under the Automatic Contribution provision of the Plan are invested in the default investment fund as defined in the Plan. Employees may elect to change the Automatic Contribution percentage and/or direct the contributions to any of the investment options offered under the Plan at any time after the commencement of the Automatic Contribution. The Company matches 100% of the first six percent of eligible compensation.

Participants may elect to invest all or a portion of their contributions to the Plan in the Company Common Stock Fund. In addition, Participants may elect to have dividends paid on their investment in the Company Common Stock Fund either reinvested in the Company Common Stock Fund or paid to them in cash, and they can transfer all or part of their investment in the Company Common Stock Fund to the other investment options offered by the Plan. Employer contributions are made in the form of cash and are invested in accordance with Participant elections.

Contributions are subject to certain limitations as set forth under the IRC or the limits set forth in the Plan document.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(c)	Investment Options

The Plan offered the following investment funds (Funds) as of December 31, 2012:

•	Balanced Fund

•	Company Common Stock Fund

•	Fixed Income Fund

•	International Equity Fund

•	Large Company Growth Fund

•	Large Company Value Fund

•	S&P 500 Index Fund

•	Small Company Fund

•	Stable Value Fund

•	Vanguard Target Retirement Income Fund

•	Vanguard Target Retirement 2010 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2020 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2045 Fund

•	Vanguard Target Retirement 2050 Fund

•	Vanguard Target Retirement 2055 Fund

Upon enrollment in the Plan, Participants may direct contributions, in one percent increments, in any of the investment options. Participants should refer to the Plan prospectus for a detailed description of each Fund.

(d)	Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and with allocations of the Company contributions and Plan earnings. Each Participant’s account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. A Participant is entitled to their vested account balance.

(e)	Vesting and Forfeitures

Participants are immediately fully vested in all contributions and actual earnings thereon. As a result, there are no forfeitures.

(f)	Notes Receivable From Participants

A Participant may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant’s vested account balance under the Plan.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The loans are secured by the pledge of a portion of the Participant’s right, title and value of the Participant’s vested account balance under the Plan as determined immediately after the loans are made. The minimum loan amount is $500. Loans may be repaid over a period of up to five years and are subject to a $50 origination fee. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent. Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from participants.

(g)	Payment of Benefits

Upon termination of employment, a Participant whose account exceeds $1,000 may elect, upon written request at any time, to receive a distribution in a single lump-sum payment or fixed monthly, quarterly, semi-annual or annual installments over a period of ten years or less. Such distributions are generally paid in the form of cash; however, if the Participant has investments in the Company Common Stock Fund, the Participant may elect an in-kind distribution of the Participant’s account balance in the Company Common Stock Fund.

Generally, to the extent a Participant has not requested a distribution by the time he or she reaches age 70 1/2, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the IRC. Immediate lump-sum distributions are made for accounts which do not exceed $1,000.

A Participant who is under age 59 1/2 may make a withdrawal from amounts attributable to after-tax contributions and, if applicable, rollover contributions in the Plan and associated earnings. If a Participant who is under age 59 1/2 and has less than five years of service withdraws matched after-tax contributions, the Participant will be suspended from Plan participation for six months. A Participant who is age 59 1/2 or older may make unlimited withdrawals from pre-tax contributions, after-tax contributions, vested portion of prior Plan accounts, rollover account and any associated earnings.

Effective April 29, 2011, the Plan was amended to allow active participants under age 59 1/2 to apply for a “hardship” withdrawal from amounts attributable to the pre-tax contributions (not including any earnings and gains thereon) in accordance with Plan provisions. Participants are not permitted to make any pre-tax or after-tax contributions for a period of six months immediately following a hardship withdrawal.

(h)	Administration

The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Aon Hewitt is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan Administrator (Plan Administrator). The Committee retains an independent investment consultant to provide investment advice with respect to the Funds other than the Company Common Stock Fund.

(i)	Termination of the Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.

2.	Summary of Accounting Policies

(a)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, referred to as GAAP. The preparation of the Plan financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(b)	New Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU requires entities, for Level 3 fair value measurements, to disclose quantitative information about unobservable inputs, a description of the valuation processes, and a qualitative discussion about the sensitivities of the measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of the new accounting guidance did not have any effect on the changes in net assets or the financial position of the Plan.

(c)	Investment Valuation and Income Recognition

The investments in all Funds of the Plan are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are reflected at fair value in the financial statements, except for fully benefit-responsive investment contracts which are stated at contract value. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attributed for that portion of the net assets available for benefits, because it represents the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

(d)	Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan. Interest income on notes receivable from participants is recorded when it is earned.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Plan Expenses

Direct Plan expenses such as trustee, recordkeeping, auditing and investment management fees and certain general administrative expenses are paid from the Plan assets. These expenses are shown as a separate component in the Statement of Changes in Net Assets Available for Plan Benefits. Plan expenses other than the aforementioned items are included as a component of investment gains and losses and reported on Schedule C of Form 5500 as indirect compensation.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

3.	Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value as it relates to financial assets and liabilities and to non-financial assets and liabilities measured at fair value on a recurring basis. That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs. The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	Inputs, other than quoted prices included in Level 1, are observable either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the assets or liabilities; and

Level 3	Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. Unobservable inputs reflect the Plan’s judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011:

Common stocks	Valued at the closing price reported on the active market in which the individual securities are traded.

Mutual funds	Valued at the net asset value of shares held by the Plan. The share value is based on the market quoted price at the end of the day.

Common or collective trust funds	Valued at the net asset value of units held by the Plan, and generally, include the use of significant observable inputs in determining the unit value.

Guaranteed investment contracts	Valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the credit worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds

Fixed Income Fund	$194,760,887	$—	$—	$194,760,887
Large Company Growth Fund	53,885,919	—	—	53,885,919
Large Company Value Fund	48,582,296	—	—	48,582,296
International Equity Fund	27,671,632	—	—	27,671,632
Balanced Fund	27,571,845	—	—	27,571,845

Total mutual funds	352,472,579	—	—	352,472,579

Common or collective trust funds

Stable Value Fund	—	254,470,195	—	254,470,195
Target Date Retirement Funds	—	246,461,937	—	246,461,937
S&P 500 Index Fund	—	157,115,078	—	157,115,078
Fixed Income Fund	—	68,663,545	—	68,663,545
Balanced Fund	—	58,271,656	—	58,271,656
Large Company Growth Fund	—	52,256,214	—	52,256,214
International Equity Fund	—	43,964,325	—	43,964,325
Large Company Value Fund	—	43,296,043	—	43,296,043
Small Company Fund	—	18,840,767	—	18,840,767
Company Common Stock Fund	—	4,730,086	—	4,730,086
Short Term Investment Fund	—	3,387,877	—	3,387,877

Total common or collective trust funds	—	951,457,723	—	951,457,723

Common stocks

Company Common Stock Fund	375,262,002	—	—	375,262,002
Small Company Fund	18,688,001	—	—	18,688,001

Total common stocks	393,950,003	—	—	393,950,003

Other

Stable Value Fund (1)	—	—	12,659,914	12,659,914

Total other	—	—	12,659,914	12,659,914

Total assets at fair value	$746,422,582	$951,457,723	$12,659,914	$1,710,540,219

(1)	Represents the guaranteed investment contracts held by the Stable Value Fund.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds

Fixed Income Fund	$156,972,730	$—	$—	$156,972,730
Large Company Growth Fund	45,839,379	—	—	45,839,379
Large Company Value Fund	40,380,644	—	—	40,380,644
International Equity Fund	23,342,164	—	—	23,342,164
Balanced Fund	24,966,484	—	—	24,966,484

Total mutual funds	291,501,401	—	—	291,501,401

Common or collective trust funds

Stable Value Fund	—	269,009,232	—	269,009,232
Target Date Retirement Funds	—	191,755,204	—	191,755,204
S&P 500 Index Fund	—	139,834,280	—	139,834,280
Fixed Income Fund	—	63,405,820	—	63,405,820
Balanced Fund	—	51,664,320	—	51,664,320
Large Company Growth Fund	—	46,648,445	—	46,648,445
International Equity Fund	—	39,215,111	—	39,215,111
Large Company Value Fund	—	41,038,695	—	41,038,695
Small Company Fund	—	15,237,847	—	15,237,847
Company Common Stock Fund	—	3,616,772	—	3,616,772
Short Term Investment Fund	—	908,669	—	908,669

Total common or collective trust funds	—	862,334,395	—	862,334,395

Common stocks

Company Common Stock Fund	396,418,512	—	—	396,418,512
Small Company Fund	17,821,073	—	—	17,821,073

Total common stocks	414,239,585	—	—	414,239,585

Other

Stable Value Fund (1)	—	—	12,983,893	12,983,893

Total other	—	—	12,983,893	12,983,893

Total assets at fair value	$705,740,986	$862,334,395	$12,983,893	$1,581,059,274

(1)	Represents the guaranteed investment contracts held by the Stable Value Fund.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011
	Guaranteed investment contract
Balance, beginning of year	$12,983,893	$12,754,398
Unrealized gains/(losses) related to instruments Still held at the reporting date	(323,979)	229,495

Balance, end of year	$12,659,914	$12,983,893

The amount of total gains or losses for the period attributable to the changes in unrealized gains or losses relating to assets still held at the reporting period	$(323,979)	$229,495

Unrealized gains/(losses) from the guaranteed investment contract are not included in the statement of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan’s level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values		Weighted Average
Guaranteed investment contract	$12,659,914	Discounted Cash Flow	Swap Yield Rates Duration Payout Date Payout Percentage	0.89 0.79 10/15/2013 100	% %	0.89%

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

4.	Fair Value of Investments in Entities that Use Net Asset Value

The following tables set forth a summary of the Plan’s investments with a reported Net Asset Value (NAV) as of December 31, 2012 and 2011:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2012
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Northern Trust Collective Short Term Investment Fund(1)	$29,733,296	$—	Daily	Same Day
BlackRock Equity Index Fund(2)	189,479,075	—	Daily	(12)
BlackRock Russell 1000 Growth Index Fund(3)	52,256,214	—	Daily	(12)
BlackRock Russell 1000 Value Index Fund(4)	43,296,042	—	Daily	(12)
BlackRock Russell 2000 Index Fund(5)	18,337,597	—	Daily	(12)
BlackRock MSCI ACWI Ex-US Fund(6)	16,755,489	—	Daily	(12)
Dwight Various Funds(7)	207,645,855	—	Daily	(13)
Loomis Sayles Int. Gov’t/Credit Fund(7)	9,985,230	—	Daily	(14)
Mellon EB Daily Liquidity Aggregate Bond Index Fund(8)	68,663,545	—	Daily	(15)
Prudential Core Conservative Intermediate Bond Fund(7)	15,726,948	—	Daily	(16)
Thornburg International Equity Fund(9)	39,005,147	—	Daily	(17)
Vanguard Target Date Retirement Funds(10)	246,461,937	—	Daily	(18)
Wellington Small Cap Opportunities Portfolio(11)	14,111,348	—	Daily	(19)

	Fair Value Estimated Using Net Asset Value per Share December 31, 2011
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Northern Trust Collective Short Term Investment Fund(1)	$36,426,329	$—	Daily	Same Day
BlackRock Equity Index Fund(2)	169,101,992	—	Daily	(12)
BlackRock Russell 1000 Growth Index Fund(3)	46,648,446	—	Daily	(12)
BlackRock Russell 1000 Value Index Fund(4)	41,038,695	—	Daily	(12)
BlackRock Russell 2000 Index Fund(5)	14,653,809	—	Daily	(12)
BlackRock MSCI ACWI Ex-US Fund(6)	1 5,824,616	—	Daily	(12)
Dwight Various Term Funds(7)	214,360,711	—	Daily	(13)
Mellon EB Daily Liquidity Aggregate Bond Index Fund(8)	63,405,820	—	Daily	(15)
Prudential Core Conservative Intermediate Bond Fund(7)	20,138,347	—	Daily	(16)
SEI Stable Asset Fund(7)	3,193,323	—	Daily	(20)
Thornburg International Equity Fund(9)	33,531,377	—	Daily	(17)
Vanguard Target Date Retirement Funds(10)	191,755,203	—	Daily	(18)
Wellington Small Cap Opportunities Portfolio(11)	12,255,727	—	Daily	(19)

(1)

The fund is composed of high-grade money market instruments with short maturities. The objective is to provide an investment vehicle for cash reserves while offering a competitive rate of return. The fund uses high quality securities with the emphasis on providing liquidity for redemption of units on any business day while preserving the principal. Within quality, maturity and sector diversification guidelines, investments are made in those securities with the most attractive yields.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(2)

This fund seeks to match the performance of the S&P 500 Index by investing in stocks that make up the index. The S&P 500 Index is an unmanaged, market-weighted index that consists of the 500 largest publicly traded companies and is considered representative of the broad U.S. stock market.

(3)

The investment objective is to track the performance of the Russell 1000 Growth Index by investing in a diversified sample of stocks that make up the index which is comprised of the large-cap growth segment of the U.S. equities with higher price-to-book value ratios and higher forecasted growth values.

(4)

The investment objective is to track the performance of the Russell 1000 Value Index by investing in a diversified sample of stocks that make up the index which is comprised of the large-cap value segment of the U.S. equities with lower price-to-book value ratios and lower forecasted growth values.

(5)

The investment objective is to track the performance of the Russell 2000 Index by investing in a diversified sample of stocks that make up the index which is comprised of the 2000 smallest companies in the Russell 3000 Index.

(6)

The investment objective is to track the performance of the Morgan Stanley Capital International All Country World Ex-U.S. Index (“MSCI ACWI Ex-US”) by investing in a diversified sample of stocks that make up the index which is comprised of stocks representing approximately 44 country stock markets, excluding the U.S. market while including Canada and the emerging markets.

(7)

These are the short to mid-term fixed income investments of the Stable Value Fund with preservation of principal as the primary investment objective (see Note 5 for information on the Stable Value Fund).

(8)

The investment objective is to track the performance of the Barclays Capital U.S. Aggregate Bond Index by investing in a representative portfolio that matches the industry allocation, quality and duration of such index.

(9)

The investment objective is to seek long-term capital appreciation by investing in a diversified portfolio of international equities that is benchmarked against the Morgan Stanley Capital International Europe, Australasia, and Far East Index.

(10)	These funds invest in funds with a mix of common stocks and fixed income securities using an asset allocation strategy that will become more conservative over time.
(11)	The investment objective is to seek long-term (more than five years) total return in excess of the Russell 2000 Index by focusing on stock selection through bottom-up analysis.
(12)

A redemption resulting from the aggregate daily activities of Participants generally requires same-day notice. A redemption initiated by the plan sponsor requires up to three business days’ notice, depending on the applicable fund. Redemption is generally settled in cash on the business day following the redemption date but may be settled in kind three business days following the redemption date.

(13)

Dwight Asset Management Company LLC must provide at least five business days’ notice of redemption. Redemption is generally settled within thirty days of the redemption date and may be settled in kind.

(14)	Dwight Asset Management Company LLC must provide at least one business day notice of redemption. Redemption is generally settled on the redemption date.
(15)

Same-day notice is generally permitted for a redemption resulting from the aggregate daily activities of Participants and a redemption initiated by the Committee. Redemption is generally settled on the business day following the redemption date and may be settled in kind.

(16)	Dwight Asset Management Company LLC must provide at least five business days’ notice of redemption. Redemption is settled within ten business days of the redemption date and may be settled in kind.
(17)

The plan sponsor must provide at least five business days’ notice of redemption. Redemption is generally settled within ten business days of the redemption date and may be settled in kind. Redemption may be limited to a maximum of the greater of $2,000,000 or five percent of the value of the assets in the Thornburg International Equity Fund.

(18)

Redemption resulting from the aggregate daily activities of Participants generally requires same-day notice and settles on the business day following the redemption date. Redemption initiated by the plan sponsor generally requires same-day notice and settles as soon as practicable and may be settled in kind.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(19)

The plan sponsor must provide at least ten business days’ notice of redemption. A longer notice period may be required. Redemption is settled within a reasonable time following the redemption date and may be settled in kind.

(20)	Dwight Asset Management Company LLC was required to provide at least one year notice of redemption. Redemption would have been settled on the redemption date and could have been settled in kind.

5.	Investments

The following investments represent five percent or more of the Plan’s net assets available for benefits.

	December 31,
	2012	2011
Company Common Stock, 19,494,130 and 19,732,131 shares, respectively	$375,262,002	$396,418,512

BlackRock Equity Index Fund, 7,911,444 and 8,192,926 shares, respectively	189,479,075	169,101,992

PIMCO Total Return Fund, 13,910,139 and 11,913,675 shares, respectively	156,349,959	129,501,651

The Plan has significant holdings of Company common stock. As a result, the values of the Plan’s investments may be materially impacted by the changes in the fair value of this security.

During 2012 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common or collective trust funds	$83,198,016
Mutual funds	33,460,264
Common stocks	(12,579,223)

Total investment appreciation	$104,079,057

Stable Value Fund

The Stable Value Fund utilizes synthetic guaranteed investment contracts (Synthetic GICs). A Synthetic GIC includes a wrap contract issued by an insurance company or other financial institution and a portfolio of fixed income assets that are owned by the Stable Value Fund. The wrap contract provides that realized and unrealized gains and losses on the assets covered by the wrap contract are not reflected immediately in the net assets of the Stable Value Fund, but rather are amortized over the duration of the assets or other agreed upon period, through adjustments to the future interest crediting rates. The wrap contract provides a guarantee that all qualified participant withdrawals will occur at contract value which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses.

The crediting rates for Synthetic GICs are reset periodically and are based on the market value of the portfolio of assets covered by the contracts.

During 2012 and 2011, the average yields for the Stable Value Fund were as follows:

	2012	2011
Based on actual earnings	0.96%	1.26%
Based on the interest rate credited to Participants	1.68%	1.55%

Wrap contracts provide that withdrawals associated with certain events not in the ordinary course of fund operations may be paid at market rather than contract value. Examples of such circumstances may include significant plan design changes, complete or partial plan terminations, severance programs, early retirement programs, the closing or sale of a subsidiary, bankruptcy of the plan sponsor or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of the above events that would limit the Plan’s ability to conduct transactions with Participants at contract value is probable.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

6.	Risks and Uncertainties

The Plan provides for investments in Company common stock, commingled and mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

7.	Tax Status

The IRS has determined and informed the Company by letter dated April 2, 2001 that the Plan is qualified and the trust fund established is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan sponsor’s counsel believe these amendments have not adversely affected the Plan’s qualified status and the related trust’s tax-exempt status as of the financial statement date.

Generally accepted accounting principles require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2009.

8.	Related Party Transactions

During 2012, the Plan purchased and sold shares of the Company’s common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

Purchases	Company Common Stock	$192,723,407
	Northern Trust Collective Short Term Investment Fund	652,276,101
Sales	Company Common Stock	$197,755,171
	Northern Trust Collective Short Term Investment Fund	661,420,020

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2012	2011
Net Assets Available for Benefits per the financial statements	$1,744,242,917	$1,623,616,786
Adjustment from contract value to fair value for fully benefit-responsive contracts	6,119,652	4,118,283

Net Assets Available for Benefits per Form 5500	$1,750,362,569	$1,627,735,069

The following is a reconciliation of the Increase in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2012:

Increase in Net Assets Available for Benefits per the financial statements	$120,626,131
Adjustment to reverse fair value adjustment for fully benefit-responsive contracts related to prior year	(4,118,283)
Adjustment from contract value to fair value for fully benefit-responsive contracts	6,119,652

Increase in Net Assets Available for Benefits per Form 5500	$122,627,500

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	COMMON OR COLLECTIVE TRUSTS
	BLACKROCK	EQUITY INDEX FUND	$189,479,075
	BLACKROCK	MSCI ACWI EX-US INDEX FUND	16,755,489
	BLACKROCK	RUSSELL 1000 GROWTH INDEX FUND	52,256,214
	BLACKROCK	RUSSELL 1000 VALUE INDEX FUND	43,296,042
	BLACKROCK	RUSSELL 2000 INDEX FUND	18,337,597
	DWIGHT ASSET MANAGEMENT	2012 TERM FUND	7,367,716
	DWIGHT ASSET MANAGEMENT	2013 TERM FUND	32,087,785
	DWIGHT ASSET MANAGEMENT	2014 TERM FUND	32,834,703
	DWIGHT ASSET MANAGEMENT	2015 TERM FUND	40,234,714
	DWIGHT ASSET MANAGEMENT	2016 TERM FUND	43,336,071
	DWIGHT ASSET MANAGEMENT	CORE INTERMEDIATE FUND	41,854,002
	DWIGHT ASSET MANAGEMENT	1-3 YEAR GOVERNMENT CREDIT FUND	9,930,864
	LOOMIS SAYLES	INTERMEDIATE GOVERNMENT/CREDIT FUND	9,985,230
	MELLON BANK	EB DAILY LIQUIDITY AGGR BOND INDEX FUND	68,663,545
*	NORTHERN TRUST	COLLECTIVE SHORT TERM INVESTMENT FUND	29,733,296
	PRUDENTIAL	CORE CONSERVATIVE INTER BOND FUND	15,726,948
	THORNBURG INVESTMENT MANAGEMENT	INTERNATIONAL EQUITY FUND	39,005,147
	VANGUARD	TARGET RETIREMENT 2010 TRUST II FUND	3,305,685
	VANGUARD	TARGET RETIREMENT 2015 TRUST II FUND	26,126,411
	VANGUARD	TARGET RETIREMENT 2020 TRUST II FUND	12,524,335
	VANGUARD	TARGET RETIREMENT 2025 TRUST II FUND	39,273,734
	VANGUARD	TARGET RETIREMENT 2030 TRUST II FUND	10,886,259
	VANGUARD	TARGET RETIREMENT 2035 TRUST II FUND	47,991,725
	VANGUARD	TARGET RETIREMENT 2040 TRUST II FUND	17,054,054
	VANGUARD	TARGET RETIREMENT 2045 TRUST II FUND	46,936,074
	VANGUARD	TARGET RETIREMENT 2050 TRUST II FUND	22,167,536
	VANGUARD	TARGET RETIREMENT 2055 TRUST II FUND	9,103,316
	VANGUARD	TARGET RETIREMENT INCOME TRUST II FUND	11,092,808
	WELLINGTON MANAGEMENT	SMALL CAP OPPORTUNITIES PORTFOLIO	14,111,348
	SUBTOTAL		951,457,723

	COMMON STOCK
	AFFILIATED MANAGERS GROUP INC	COMMON STOCK	121,039
	AGCO CORP	COMMON STOCK	84,486
	ALBANY INTL CORP	COMMON STOCK	283,500
	ALBEMARLE CORP	COMMON STOCK	113,058
	ALIGN TECHNOLOGY INC	COMMON STOCK	74,647

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	ALTERRA CAPITAL HOLDINGS INC	COMMON STOCK	105,149
	AMERICAN EAGLE OUTFITTERS INC	COMMON STOCK	93,731
	AMERICAN STS WTR CO	COMMON STOCK	250,935
	ARIAD PHARMACEUTICALS INC	COMMON STOCK	46,416
	ASBURY AUTOMOTIVE GROUP INC	COMMON STOCK	84,559
	ASHLAND INC	COMMON STOCK	121,419
	ASPEN INSURANCE HLDGS	COMMON STOCK	167,137
	ATWOOD OCEANICS INC	COMMON STOCK	61,816
	AVIS BUDGET GROUP INC	COMMON STOCK	452,986
	AVIS BUDGET GROUP INC	COMMON STOCK	106,433
	AXIS CAPITAL HOLDINGS LTD	COMMON STOCK	81,750
	B & G FOODS INC	COMMON STOCK	74,738
	BANK OF THE OZARKS INC	COMMON STOCK	94,051
	BARNES GROUP INC	COMMON STOCK	256,605
	BOTTOMLINE TECHNOLOGIES DE INC	COMMON STOCK	67,031
	BROOKDALE SR LIVING INC	COMMON STOCK	408,032
	BROWN & BROWN INC	COMMON STOCK	114,825
	BRUNSWICK CORP	COMMON STOCK	81,161
	CAMDEN PPTY TR SH	COMMON STOCK	92,766
	CARDTRONICS INC	COMMON STOCK	89,025
	CASEYS GEN STORES INC	COMMON STOCK	266,296
	CATAMARAN CORP	COMMON STOCK	101,286
	CAVIUM INC	COMMON STOCK	87,076
*	CENTERPOINT ENERGY INC	COMMON STOCK	375,262,002
	CHART INDS INC	COMMON STOCK	70,004
	CHEMTURA CORP	COMMON STOCK	383,105
	CHICAGO BRDG & IRON CO	COMMON STOCK	201,854
	CIENA CORP	COMMON STOCK	100,009
	CIRRUS LOGIC INC	COMMON STOCK	54,753
	CLEAN HBRS INC	COMMON STOCK	74,814
	CMS ENERGY CORP	COMMON STOCK	75,334
	CNO FINL GROUP INC	COMMON STOCK	298,373
	COLFAX CORP	COMMON STOCK	81,911
	COLONIAL PPTYS TRUST	COMMON STOCK	83,770
	COMSTOCK RES INC	COMMON STOCK	204,028
	COOPER COS INC	COMMON STOCK	44,390
	COPA HOLDINGS SA	COMMON STOCK	95,472
	CORNERSTONE ONDEMAND INC	COMMON STOCK	82,389

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	COVANTA HLDG CORP	COMMON STOCK	64,838
	CROWN HLDGS INC	COMMON STOCK	103,068
	CUBIST PHARMACEUTICALS INC	COMMON STOCK	60,987
	D R HORTON INC	COMMON STOCK	62,703
	DARLING INTL INC	COMMON STOCK	325,612
	DICKS SPORTING GOODS INC	COMMON STOCK	73,694
	DRIL-QUIP INC	COMMON STOCK	73,050
	DUKE RLTY CORP REIT	COMMON STOCK	92,097
	EAST WEST BANCORP INC	COMMON STOCK	91,118
	ENERGY XXI	COMMON STOCK	90,454
	EQUIFAX INC	COMMON STOCK	110,405
	ESTERLINE TECHNOLOGIES CORP	COMMON STOCK	369,256
	EVERBANK FINL CORP	COMMON STOCK	84,689
	FAIRCHILD SEMICONDUCTOR INTL INC	COMMON STOCK	78,912
	FIDELITY NATIONAL FINANCIAL INC	COMMON STOCK	67,824
	FIRST REP BK SAN FRANCISCO CALIF	COMMON STOCK	94,406
	FOREST OIL CORP	COMMON STOCK	233,983
	FRESH MKT INC	COMMON STOCK	61,074
	FUSION-IO INC	COMMON STOCK	82,319
	GENESEE & WYO INC	COMMON STOCK	96,622
	HANOVER INS GROUP INC	COMMON STOCK	79,804
	HARMAN INTL INDS INC	COMMON STOCK	63,835
	HEALTHCARE SVCS GROUP INC	COMMON STOCK	65,741
	HEARTLAND PMT SYS INC	COMMON STOCK	77,880
	HEXCEL CORP	COMMON STOCK	89,238
	HOME PROPS INC	COMMON STOCK	90,126
	HOMEAWAY INC	COMMON STOCK	49,940
	HORSEHEAD HLDG CORP	COMMON STOCK	55,338
	HUBBELL INC	COMMON STOCK	72,782
	IBERIABANK CORP	COMMON STOCK	278,510
	INGREDION INC	COMMON STOCK	247,411
	INTEGRA LIFESCIENCES HLDG CORP	COMMON STOCK	81,837
	INTL GAME TECH	COMMON STOCK	83,036
	ION GEOPHYSICAL CORP	COMMON STOCK	271,207
	IPG PHOTONICS CORP	COMMON STOCK	78,647
	ITC HLDGS CORP	COMMON STOCK	89,216
	KILROY RLTY CORP	COMMON STOCK	83,371
	KODIAK OIL & GAS CORP	COMMON STOCK	84,960

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	LAM RESH CORP	COMMON STOCK	62,866
	LTC PPTYS INC	COMMON STOCK	287,678
	MADDEN STEVEN LTD	COMMON STOCK	81,792
	MANPOWER INC	COMMON STOCK	98,461
	MAXIMUS INC	COMMON STOCK	72,071
	MEDIVATION INC	COMMON STOCK	98,227
	MEDNAX INC	COMMON STOCK	95,424
	MERITAGE HOMES CORP	COMMON STOCK	76,194
	METHANEX CORP	COMMON STOCK	93,698
	MONOLITHIC PWR SYS INC	COMMON STOCK	80,654
	MUELLER INDS INC	COMMON STOCK	246,898
	NORDSON CORP	COMMON STOCK	65,645
	OCWEN FINL CORP	COMMON STOCK	355,758
	OIL STS INTL INC	COMMON STOCK	93,002
	OLD DOMINION FGHT LINE INC	COMMON STOCK	91,528
	OMEGA HEALTHCARE INVS INC	COMMON STOCK	339,982
	ONEOK INC	COMMON STOCK	222,728
	ONYX PHARMACEUTICALS INC	COMMON STOCK	74,019
	OWENS ILL INC	COMMON STOCK	293,207
	PENN NATL GAMING INC	COMMON STOCK	83,978
	POLARIS INDS INC	COMMON STOCK	87,516
	PORTLAND GEN ELEC CO	COMMON STOCK	267,581
	POST HLDGS INC	COMMON STOCK	295,749
	PRESTIGE BRANDS HLDGS INC	COMMON STOCK	175,964
	PROASSURANCE CORP	COMMON STOCK	85,224
	QUESTAR CORP	COMMON STOCK	71,926
	RAVEN INDS INC	COMMON STOCK	91,074
	REDWOOD TR INC	COMMON STOCK	391,257
	RENAISSANCE RE HLDGS LTD	COMMON STOCK	86,948
	ROCK-TENN CO	COMMON STOCK	92,980
	RYMAN HOSPITALITY PPTYS INC	COMMON STOCK	6,585
	SEACUBE CONTAINER LEASING LTD	COMMON STOCK	65,221
	SEMTECH CORP	COMMON STOCK	78,165
	SENSIENT TECHNOLOGIES CORP	COMMON STOCK	269,545
	SHUTTERFLY INC	COMMON STOCK	67,208
	SIGNATURE BK NY	COMMON STOCK	103,443
	SIMPSON MFG INC	COMMON STOCK	291,995
	SIRONA DENTAL SYS INC	COMMON STOCK	81,864

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	SM ENERGY CO	COMMON STOCK	65,263
	SMITH A O CORP	COMMON STOCK	259,218
	SOTHEBYS HLDGS INC	COMMON STOCK	79,343
	SOURCEFIRE INC	COMMON STOCK	88,774
	STRATASYS INC	COMMON STOCK	100,989
	TENNECO INC	COMMON STOCK	86,722
	TERADYNE INC	COMMON STOCK	86,815
	TEXAS ROADHOUSE INC	COMMON STOCK	63,840
	TIBCO SOFTWARE INC	COMMON STOCK	83,638
	TIDEWATER INC	COMMON STOCK	222,953
	TRIMBLE NAV LTD	COMMON STOCK	112,386
	TRIUMPH GROUP INC	COMMON STOCK	88,808
	TW TELECOM INC	COMMON STOCK	89,654
	TWO HBRS INVT CORP	COMMON STOCK	209,467
	TX CAP BANCSHARES INC	COMMON STOCK	86,503
	U S AWYS GROUP INC	COMMON STOCK	93,015
	ULTIMATE SOFTWARE GROUP INC	COMMON STOCK	95,354
	UNIFIRST CORP MASS	COMMON STOCK	158,371
	UNITED NAT FOODS INC	COMMON STOCK	89,495
	UNS ENERGY CORP	COMMON STOCK	268,519
	UNVL HEALTH SERVICES INC	COMMON STOCK	47,383
	VAIL RESORTS INC	COMMON STOCK	80,053
	VALSPAR CORP	COMMON STOCK	79,872
	VERA BRADLEY INC	COMMON STOCK	59,738
	VITAMIN SHOPPE INC	COMMON STOCK	96,365
	WELLCARE HLTH PLANS INC	COMMON STOCK	54,533
	WESCO INTL INC	COMMON STOCK	83,613
	WOODWARD GOVERNOR CO	COMMON STOCK	79,310
	WORLD MED INC	COMMON STOCK	61,803
	SUBTOTAL		393,950,003

	MUTUAL FUND
	ADVISORS INNER CIRCLE	LSV VALUE EQUITY FUND	48,582,296
	LOOMIS SAYLES	INVESTMENT TRUST FIXED INCOME FUND	65,982,773
	PIMCO	TOTAL RETURN FUND	156,349,959
	T. ROWE PRICE	LARGE CAP GROWTH FUND	53,885,919
	TEMPLETON INVESTMENTS	INSTITUTIONAL FOREIGN EQUITY FUND	27,671,632
	SUBTOTAL		352,472,579

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	GUARANTEED INVESTMENT CONTRACTS
	METROPOLITAN LIFE	CONTRACT #31832 INTEREST RATE 5.70%	12,659,914
	SUBTOTAL		12,659,914

	TOTAL PLAN INVESTMENTS AT FAIR VALUE		$1,710,540,219

*	NOTES REVEIVABLE FROM PARTICIPANTS
	CENTERPOINT ENERGY SAVINGS PLAN	LOANS ISSUED AT INTEREST RATES FROM 4.25% to 8.50% WITH VARIOUS MATURITIES	$40,040,033

*	PARTY-IN-INTEREST

HISTORICAL COST INFORMATION IN COLUMN (D) IS NOT PRESENTED BECAUSE THE INVESTMENTS DISPLAYED ARE PARTICIPANT-DIRECTED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTERPOINT ENERGY SAVINGS PLAN

By	/s/ Marc Kilbride
(Marc Kilbride, Chairman of the Benefits Committee of CenterPoint Energy, Inc., Plan Administrator)

June 14, 2013